Exhibit 99.1

MAG SILVER CORP. Unaudited Condensed Interim Consolidated Financial Statements (expressed in US$) For the three and nine months ended September 30, 2014 Dated: November 13, 2014

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(expressed in US$ dollars unless otherwise stated)	Note	September 30, 2014	December 31, 2013

ASSETS

CURRENT
Cash		$88,131,958	$25,050,948
Accounts receivable	3	1,250,744	982,673
Marketable securities	4	330,355	486,700
Prepaid expenses		229,291	280,883
TOTAL CURRENT ASSETS		89,942,348	26,801,204
EQUIPMENT	5	63,832	78,610
INVESTMENT IN ASSOCIATE	6	27,777,361	23,093,221
EXPLORATION AND EVALUATION ASSETS	7	56,548,550	55,410,761
OPTION TO ACQUIRE MINERAL INTEREST	7(d)	3,764,127	1,065,075
TOTAL ASSETS		$178,096,218	$106,448,871

LIABILITIES

CURRENT
Trade and other payables		$370,876	$830,989
COMMITMENTS	7,14

DEFERRED INCOME TAXES		4,234,722	4,234,722

TOTAL LIABILITIES		4,605,598	5,065,711

EQUITY

Share capital	8
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at September 30, 2014 - 68,784,222 (Dec. 31, 2013 - 60,141,718)		256,408,357	179,579,878
Share option reserve		19,153,096	16,700,933
Accumulated other comprehensive income		702,911	1,045,628
Deficit		(102,773,744)	(95,943,279)
TOTAL EQUITY		173,490,620	101,383,160
TOTAL LIABILITIES AND EQUITY		$178,096,218	$106,448,871

SUBSEQUENT EVENTS	15

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
(expressed in US$ dollars unless otherwise stated)

		For the	For the	For the	For the
		three month	three month	nine month	nine month
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
	Note	2014	2013	2014	2013
EXPENSES
Accounting and audit		$67,087	$62,560	$252,982	$260,629
Amortization		10,922	10,571	23,920	26,293
Filing and transfer agent fees		27,039	4,756	160,027	178,619
Foreign exchange loss (gain)		664,893	345,545	451,289	(969,497)
General office expenses		159,499	157,199	636,059	688,923
Legal		39,605	80,108	255,475	244,615
Placement fees		-	15,709	-	354,583
Management and consulting fees		595,443	406,691	1,777,148	1,315,510
Exploration and evaluation costs written off	7	-	-	-	8,422,283
Share based payment expense	8b	2,075,523	345,995	2,968,049	2,261,143
Shareholder relations		79,074	60,405	271,535	256,415
Travel		32,743	41,171	166,961	218,941
		3,751,828	1,530,710	6,963,445	13,258,457
INTEREST INCOME		71,600	42,362	132,980	134,455
IMPAIRMENT OF INVESTMENT
IN AVAILABLE-FOR-SALE SECURITIES	4	-	-	-	(243,112)
LOSS FOR THE PERIOD		$(3,680,228)	$(1,488,348)	$(6,830,465)	$(13,367,114)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
CURRENCY TRANSLATION ADJUSTMENT	2k	-	595,363	(186,876)	(1,486,446)
UNREALIZED GAIN (LOSS) ON
MARKETABLE SECURITIES, NET OF TAXES	4	(157,630)	73,134	(155,841)	52,723
		(157,630)	668,497	(342,717)	(1,433,723)

TOTAL COMPREHENSIVE LOSS		$(3,837,858)	$(819,851)	$(7,173,182)	$(14,800,837)

BASIC AND DILUTED
LOSS PER SHARE		$(0.05)	$(0.02)	$(0.11)	$(0.22)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED		67,066,983	60,141,718	62,529,725	60,129,152

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(expressed in US$ unless otherwise stated)							Accumulated
						Unrealized	other
		Common shares		Share	Currency	gain (loss) on	comprehensive
		without par value		Option	translation	marketable	income (loss)		Total
	Note	Shares	Amount	Reserve	adjustment	securities	("AOCI")	Deficit	equity

Balance, January 1, 2013		60,023,835	$178,387,343	$14,030,576	$3,365,712	$23,874	$3,389,586	$(66,571,926)	$129,235,579
Stock options exercised for cash	8a, 8b	117,883	1,192,535	(344,354)	-	-	-	-	848,181
Share based payment expense	8b	-	-	3,014,711	-	-	-	-	3,014,711

Currency translation adjustment		-	-	-	(2,394,578)	-	(2,394,578)	-	(2,394,578)
Unrealized gain on marketable securities	4	-	-	-	-	50,620	50,620	-	50,620
Loss for the period		-	-	-	-	-	-	(29,371,353)	(29,371,353)
Total Comprehensive Loss		-	-	-	(2,394,578)	50,620	(2,343,958)	(29,371,353)	(31,715,311)

Balance, December 31, 2013		60,141,718	$179,579,878	$16,700,933	$971,134	$74,494	$1,045,628	$(95,943,279)	$101,383,160
Stock options exercised for cash	8a, 8b	218,939	1,707,497	(481,519)	-	-	-	-	1,225,978
Stock options exercised cashless	8a	5,565	34,367	(34,367)	-	-	-	-	-
Share based payment expense	8b	-	-	2,968,049	-	-	-	-	2,968,049
Issued for cash	8a	8,418,000	75,086,615	-	-	-	-	-	75,086,615

Currency translation adjustment	2k	-	-	-	(186,876)	-	(186,876)	-	(186,876)
Unrealized loss on marketable securities	4	-	-	-	-	(155,841)	(155,841)	-	(155,841)
Loss for the period		-	-	-	-	-	-	(6,830,465)	(6,830,465)
Total Comprehensive Loss		-	-	-	(186,876)	(155,841)	(342,717)	(6,830,465)	(7,173,182)

Balance, September 30, 2014		68,784,222	$256,408,357	$19,153,096	$784,258	$(81,347)	$702,911	$(102,773,744)	$173,490,620

Nine Month Comparative:
Balance, January 1, 2013		60,023,835	$178,387,343	$14,030,576	$3,365,712	$23,874	$3,389,586	$(66,571,926)	$129,235,579
Stock options exercised for cash	8b	117,883	1,192,535	(344,354)	-	-	-	-	848,181
Share based payment expense	8b	-	-	2,261,143	-	-	-	-	2,261,143

Currency translation adjustment		-	-	-	(1,486,446)	-	(1,486,446)	-	(1,486,446)
Unrealized gain on marketable securities	4	-	-	-	-	52,723	52,723	-	52,723
Loss for the period		-	-	-	-	-	-	(13,367,114)	(13,367,114)
Total Comprehensive Loss		-	-	-	(1,486,446)	52,723	(1,433,723)	(13,367,114)	(14,800,837)

Balance, September 30, 2013		60,141,718	$179,579,878	$15,947,365	$1,879,266	$76,597	$1,955,863	$(79,939,040)	$117,544,066

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(expressed in US dollars unless otherwise stated)
		For the	For the	For the	For the
		three month	three month	nine month	nine month
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
	Note	2014	2013	2014	2013

OPERATING ACTIVITIES
Loss for the period		$(3,680,228)	$(1,488,348)	$(6,830,465)	$(13,367,114)
Items not involving cash:
Amortization	5	10,922	10,571	23,920	26,293
Exploration and evaluation assets written off	7	-	-	-	8,422,283
Impairment of investment in available-for-sale securities	4	-	-	-	243,112
Share based payment expense	8b	2,075,523	345,995	2,968,049	2,261,143
Unrealized foreign exchange loss (gain)		698,086	295,413	487,740	(1,035,886)

Changes in operating assets and liabilities
Accounts receivable		(79,470)	(270,734)	(268,071)	(417,318)
Prepaid expenses		42,684	154,109	51,592	(260,558)
Trade and other payables		(226,092)	(113,565)	(261,710)	(483,989)
Net cash used in operating activities		(1,158,575)	(1,066,559)	(3,828,945)	(4,612,034)

INVESTING ACTIVITIES
Investment in associate	6	(2,833,775)	(3,797,034)	(4,671,219)	(5,098,981)
Exploration and evaluation expenditures	7	(609,963)	(710,005)	(1,364,933)	(2,881,034)
Expenditures under Option to acquire Mineral interest	7	(295,851)	(378,586)	(2,840,962)	(723,182)
Purchase of equipment and leasehold improvements	5	-	(12,358)	(10,230)	(14,679)
Purchase of marketable securities			(3,106)	-	(3,106)
Net cash used in investing activities		(3,739,590)	(4,901,089)	(8,887,344)	(8,720,982)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	8	-	-	1,225,978	848,181
Issuance of common shares, net of share issue costs	8	75,412,239	-	75,086,615	-
Net cash from financing activities		75,412,239	-	76,312,593	848,181

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		(548,725)	285,915	(515,294)	(415,637)

INCREASE (DECREASE) IN CASH		69,965,349	(5,681,733)	63,081,010	(12,900,472)
CASH, BEGINNING OF PERIOD		18,166,609	33,402,419	25,050,948	40,621,158
CASH, END OF PERIOD		$88,131,958	$27,720,686	$88,131,958	$27,720,686

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

1.              NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and predevelopment company working on mineral properties in Mexico that it has staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
2600 – 595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L3

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements are prepared under International Accounting Standards (“IAS”) 34 Interim Financial Reporting, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein, with the exception of newly adopted accounting pronouncements effective January 1, 2014 (Note 2(o)(i) below).

These condensed interim consolidated financial statements (“Interim Financial Statements”) have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 12, 2014.

(a)           Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at September 30, 2014 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These interim financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)            Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

(c)           Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, estimate of fair value of the option to acquire mineral interest, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets, option to acquire mineral interest and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b), 2(e) and 2(g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concluded that the US$ is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate. On July 1, 2014, the Company reassessed the functional currency of its parent entity due to the changes in circumstances (see Note 2(k)) and the Company determined that the functional currency of its parent entity was the US$ as of July 1, 2014. The determination of the functional currency of the parent entity is one of significant judgement and took into account the primary and secondary indicators to determine the functional currency.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. The evaluation includes an analysis of the fact and circumstances of the financial assets, the market price of the actively traded securities and other financial assets, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

An option agreement to exercise the acquisition in shares of an entity, which holds an underlying mineral property interest, is a financial instrument.  The option derivative is measured at fair value at each reporting period, unless the value of the derivative is not reliably measurable at which point the investment is recognized at its cost.

(f)            Cash

Due to the low market interest rate on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management has maintained the Company’s cash in high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests.  Option payments made by the Company are capitalized until the decision to exercise the option is made.  If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset.  If the option agreement relates to the acquisition in shares of an entity, which holds an underlying mineral property interest, the option to acquire the shares in another entity is a financial instrument (see (e) Financial instruments above).  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(h)           Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment          30% declining balance
Field equipment            30% declining balance
Leasehold improvements            straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)           Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

(j)            Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at September 30, 2014 or December 31, 2013.

(k)            Functional currency and presentation currency

Until June 30, 2014, the functional currency of the parent company MAG was the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate was and remains the United States dollar (“US$”).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currencies of its entities if there is a change in the underlying transactions, events and conditions which determines the primary economic environment.

On July 1, 2014, the Company reassessed the functional currency of its parent entity due to the changes that have occurred with the commencement of the Juanicipio underground development and the associated financing announced on June 26, 2014.  The parent entity US$ expenditure and funding requirements related to the joint venture are now expected to increase significantly as the joint venture continues the mine development, which has changed the currency of the primary economic environment in which the parent entity operates.  In addition, the parent MAG now holds the significant majority of its funds in US$.  The Company determined that these changes in circumstances resulted in a change of the functional currency of its parent entity from the C$ to the US$ as of July 1, 2014.  The Company applied the change to functional currency as of July 1, 2014 on a prospective basis.

The Company’s reporting and presentation currency is the US$.

(l)           Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)           Loss per common share

Basic loss per share calculations is based on the weighted average number of common shares outstanding.

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, but are excluded from the computation if their effect is anti-dilutive.

As at September 30, 2014, the Company had 4,591,182 (September 30, 2013: 3,919,958) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

(n)           Share based payments

The fair value of all share-based payment expense and other share-based payments are estimated as of the date of the grant and are recorded in profit and loss over their vesting periods.  The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model.  Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2014:

IFRIC 21 – Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application did not result in an adjustment to the Company’s Interim Financial Statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

Annual Amendments.  In  December  2013,  the  IASB  issued  the  Annual  Improvements  2010-2012  and  2011-2013  cycles  to  make  necessary  but  non-urgent  amendments to  existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

3.              ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2014	2013
Goods and services tax ("GST") recoverable	$37,720	$15,481
Mexican value added tax ("IVA") recoverable	1,202,725	958,204
Interest receivable and other	10,299	8,988
	$1,250,744	$982,673

All amounts are expected to be recovered within a year.

4.              MARKETABLE SECURITIES

The Company holds marketable securities designated as available-for-sale securities as follows:

		September 30,	December 31,
		2014	2013
	Cost	Fair Value	Fair Value
Available-for-sale securities	$431,292	$330,355	$486,700

During the three and nine months ended September 30, 2014, the Company recorded an unrealized loss, net of tax, of $157,630 and $155,841, respectively, in other comprehensive income (loss) (September 30, 2013: unrealized gain, net of tax, of $73,134 and $52,723 respectively) on marketable securities designated as available-for-sale instruments.

	September 30,	December 31,
	2014	2013
Fair value, beginning of year	$486,700	$430,806
Purchase of marketable securities	-	263,705
Unrealized loss for the period	(155,841)	50,620
Impairment for the period	-	(243,112)
Translation adjustment to June 30, 2014 (Notes 2(k) and 10(c ))	(504)	(15,319)
Fair value, end of period	$330,355	$486,700

Available-for-sale financial assets are assessed at each reporting date for objective evidence of a significant or prolonged decline in fair value, requiring impairment recognition. No impairment has been recognized in the current period (September 30, 2013: $243,112).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

5.              EQUIPMENT

Cost	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2013	$250,912	$162,844	$7,705	$421,461
Additions	7,900	9,541	-	17,441
Translation adjustment	(16,379)	(10,795)	(497)	(27,671)
Balance as at December 31, 2013	$242,433	$161,590	$7,208	$411,231
Additions	10,230	-	-	10,230
Translation adjustment to June 30, 2014 (Notes 2(k) and 10(c ))	(550)	(515)	(23)	(1,088)
Balance September 30, 2014	$252,113	$161,075	$7,185	$420,373

Accumulated depreciation	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2013	$181,735	$131,779	$5,006	$318,520
Amortization for the period	22,417	11,846	1,488	35,751
Translation adjustment	(12,422)	(8,858)	(370)	(21,650)
Balance as at December 31, 2013	$191,730	$134,767	$6,124	$332,621
Amortization for the period	15,870	6,989	1,061	23,920
Balance as at September 30, 2014	$207,600	$141,756	$7,185	$356,541

Carrying amounts	Computer equipment	Field equipment	Leasehold improvements	Total
At December 31, 2013	$50,703	$26,823	$1,084	$78,610
At September 30, 2014	$44,513	$19,319	$-	$63,832

6.              INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate transactions to acquire 100% of the Vendor Corporation, the Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of common shares of the Company in two tranches for $500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	September 30,	December 31,
	2014	2013
Joint venture oversight expenditures incurred 100% by MAG	308,010	238,251
Cash contributions to Minera Juanicipio (1)	4,378,000	4,928,000
Total for the current period	4,686,010	5,166,251
Equity pick up of current loss for the period (2)	-	(1,534,769)
Balance, January 1, 2014 and 2013	23,093,221	19,502,181
	$27,779,231	$23,133,663
Translation adjustment to June 30, 2014 (Notes 2(k) and 10(c )(ii))	(1,870)	(40,442)
Balance, end of period	$27,777,361	$23,093,221

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.
(2) Represents the Company's 44% share of Minera Juanicipio's loss for the period, as determined by the Company (September 30, 2013: Nil).

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	September 30,	December 31,
	2014	2013

Cash and short term investments	$4,971,600	$2,221,313
IVA and other receivables	3,098,700	2,226,360
Total current assets	$8,070,300	$4,447,673
Minerals, surface rights and exploration expenditures	52,389,641	46,508,163
Total assets	$60,459,941	$50,955,836

Payables to Peñoles and other vendors	132,263	188,353
Deferred income tax liability	3,488,112	3,488,112
Total liabilities	$3,620,375	$3,676,465
Shareholders equity	56,839,566	47,279,371
Total liabilities & equity	$60,459,941	$50,955,836

	September 30,	December 31,
	2014	2013

Deferred income tax expense	-	3,488,112

Net loss after deferred income taxes	$-	$3,488,112

MAG's 44% equity pick up	$-	$1,534,769

Evaluation and exploration expenditures and initial development expenditures, incurred directly by Minera Juanicipio for the period ended September 30, 2014 amounted to $5,881,478 (September 30, 2013: $7,446,000), including $2,086,000 in the quarter ended September 30, 2014 (September 30, 2013: $2,681,000).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

There are no significant operating expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.  However, the Mexican government enacted a tax reform on December 11, 2013, and introduced a 7.5% mining royalty effective January 1, 2014. As a result, on December 31, 2013, Minera Juanicipio recorded a deferred tax liability and expense of $3,488,122 upon initial recognition of the temporary difference relating to the impact of the mining royalty.

7.               EXPLORATION AND EVALUATION ASSETS AND OPTION TO ACQUIRE MINERAL INTEREST

The Company has the following exploration and evaluation assets, including an option to acquire up to 70% of a company which holds the Salamandra property:

	Nine months ended September 30, 2014
	Cinco de	(Batopilas)
	Mayo (a)	Don Fippi (b)	Guigui (c)	Total	Salamandra (d)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$23,837	$-	$-	$23,837	$184,196
Camp and site costs	62,510	17,321	971	80,802	18,924
Community relations & legal	464,337	-	-	464,337	-
Convertible loan advances (d)	-	-	-	-	2,403,478
Geological & geophysical	109,927	6,833	13,088	129,848	183,510
Gov't fees and licenses	179,533	42,967	89,649	312,149	50,227
Travel, transport & shipping	116,342	5,971	4,503	126,816	14,577
Total for the period	956,486	73,092	108,211	1,137,789	2,854,912
Balance January 1, 2014	46,082,175	6,311,644	3,016,942	55,410,761	1,065,075
Exchange loss (Note 10 (c ))	-	-	-	-	(155,860)
Balance, September 30, 2014	$47,038,661	$6,384,736	$3,125,153	$56,548,550	$3,764,127

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

	Year ended December 31, 2013
	Cinco de	(Batopilas)
	Mayo (a)	Don Fippi (b)	Guigui (c)	Other	Total	Salamandra (d)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$98,919	$-	$-	$178,471	$277,390	$173,268
Camp and site costs	232,103	14,989	2,215	33,268	282,575	357,903
Community relations & legal	899,879	-	-	-	899,879	-
Drilling & drilling preparation	-	-	-	-	-	32,013
Geological & geophysical	525,438	55,467	14,502	107,407	702,814	433,983
Gov't fees and licenses	153,192	42,367	93,817	557,898	847,274	36,488
Travel, transport & shipping	239,688	9,527	4,110	8,837	262,162	31,420
Total for the period	2,149,219	122,350	114,644	885,881	3,272,094	1,065,075
Balance January 1, 2013	43,932,956	6,189,294	2,902,298	16,113,004	69,137,552	-
Less: Amounts written off	-	-	-	(16,998,885)	(16,998,885)	-
Balance, December 31, 2013	$46,082,175	$6,311,644	$3,016,942	$-	$55,410,761	$1,065,075

Included in exploration and evaluation assets at September 30, 2014 are trade and other payables of $104,454 (September 30, 2013: $500,835), a non-cash investing activity.

(a)           Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns (“NSR”) royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors, for which the Company made a one-time payment of $350,000 for the concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors, for which the Company made a one-time payment of $362,000 for the concessions.

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the agreements, and further payments of $60,000 since then. In order to earn its 100% interest on these additional claims, the Company must pay an additional $120,000 in stages through 2015 (Note 14).

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660,000 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is awaiting formal title transfer of the surface rights, as certain members of the Ejido have since challenged the purchase and prevented the Company from obtaining the surface access permission required as part of a new Federal Government exploration permit process.  The Company believes this is a temporary delay and is working to permanently resolve the access issue with the Ejido.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

To September 30, 2014, the Company has incurred $47,038,661 on exploration and evaluation costs on the property.

(b)            Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 2.5% of the net smelter returns obtained from the property. To September 30, 2014, the Company has incurred $6,384,736 on exploration and evaluation costs on the property.

(c)            Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed and obtained an additional 3,800 hectare “Guiguito” concession in July 2013, and the combined property now consists of roughly 8,300 hectares.

To September 30, 2014, the Company has incurred $3,125,153 on exploration and evaluation costs on the property.

(d)            Option to Acquire Mineral Interest (Salamandra Property)
In 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid Canasil C$150,000 upon signing the agreement.  To earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$450,000 over the next two annual anniversary dates of the agreement, and complete C$5,500,000 in exploration expenditures by May 23, 2017, including a minimum committed first year work expenditure of C$1,000,000 and 3,000 metres of drilling which have both been fulfilled.  As of September 30, 2014 the Company had drilled 10,112 metres on the property, and incurred C$4,158,333 in eligible exploration expenditures under the terms of the option agreement.

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period.  A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Under the terms of the earn in agreement, the Company’s required exploration expenditures are to be incurred through advances to CRD Minerals Corp., which are then advanced to a Mexican operating subsidiary in order to incur the property expenditures.  The advances are by way of convertible loan to CRD Minerals Corp., which is non-interest bearing and payable by way of loan conversion of C$5,500,000 into common shares representing 55% (and further amounts as outlined above, in exchange for a further 15%) interest in CRD Minerals Corp.  If MAG does not exercise its earn in option under the convertible loan, any such advances shall be forfeited under the terms of the agreement.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

To September 30, 2014, advances to CRD Minerals Corp. and direct exploration expenditures totaled $3,764,126 under the Company’s option to acquire mineral interest.  Given the early stage of the exploration work on the project, this amount represents management’s best estimate of the fair value of the option to acquire a mineral interest at September 30, 2014.

There were no exploration and evaluation assets written off in the nine months ended September 30, 2014 (September 30, 2013: $8,422,283). During the year ended December 31, 2013, the Company wrote down exploration and evaluation assets totaling $12,642,486 for the Lagartos claims as well as $4,356,399 relating to the Lorena and Nuevo Mundo claims, and the Mojina earn in option.  The previous year’s write offs were undertaken as part of a strategic refocusing by the Company on its core properties.

8.           SHARE CAPITAL

(a)            Issued and outstanding

At September 30, 2014, there were 68,784,222 shares outstanding (December 31, 2013: 60,141,718).

On July 16, 2014, the Company closed a bought deal public offering of 7,712,000 common shares, including 392,000 common shares issued on partial exercise of an over-allotment option, at C$10.25 per share, for gross proceeds of $73,376,306 (C$79,048,000). On August 18, 2014, the remaining over-allotment option granted to the underwriters to purchase up to an additional 706,000 common shares was exercised in full for additional gross proceeds of $6,640,819 (C$7,236,500) for total gross proceeds of $80,017,125.  The Company paid a 5% commission to the underwriters of $4,000,856 and legal and filing costs totaled an additional $929,654, resulting in net proceeds of $75,086,615.

During the nine months ended September 30, 2014, 218,939 stock options were exercised for cash proceeds of $1,225,978 (for the nine months ended September 30, 2013 and the year ended December 31, 2013, 117,883 stock options were exercised for cash proceeds of $848,181).  During the nine months ended September 30, 2014, 16,953 additional stock options were exercised under a cashless exercise provision of the plan, whereby 5,565 shares were issued in settlement of the stock options (September 30, 2013 – nil).

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting (“AGSM”) of the Shareholders held on June 24, 2014, the Shareholders re-approved the Company’s 8% rolling Stock Option Plan (the “Plan”).  The maximum number of common shares that may be issuable under the Plan is set at 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Share Unit Plan and Deferred Share Unit Plan – see Notes 8 (c) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  Options granted under the Plan have a maximum term of 5 years.  As at September 30, 2014, there are 3,844,066 stock options outstanding under the Plan and 600,000 inducement options outstanding outside of the Plan.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Period ended	average	Year ended	average
	September 30,	exercise price	December 31,	exercise price
	2014	(C$/option)	2013	(C$/option)

Balance outstanding, beginning of year	4,304,958	$8.17	3,963,717	$9.57
Options granted (1)	375,000	9.93	1,472,000	5.94
Options expired	-	-	(472,876)	11.65
Options forfeited	-	-	(540,000)	9.02
Options exercised for cash (2)	(218,939)	6.14	(117,883)	7.25
Options exercised cashless (2)	(16,953)	5.32	-	-
Balance outstanding, end of period	4,444,066	$8.43	4,304,958	$8.17

(1)  During the nine months ended September 30, 2014, 375,000 stock options were granted (September 30, 2013: 972,000), with a weighted average exercise price of C$9.93 (September 30, 2013: C$6.25) and a fair value of $1,285,993 (September 30, 2013: $2,043,281) or $3.42 (September 30, 2013: $2.10) per option as of the grant date.  The fair value of the options was determined using the Black-Scholes option pricing model with the following assumptions:

For options granted in the period ended:	September 30, 2014	December 31, 2013

Risk-free interest rate	1.49%	1.69%
Expected volatility (1)	53%	51%
Expected dividend yield	nil	nil
Expected life (years)	3	3

(1)  Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the options.

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant the exercise price of each option is set, and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

During the nine months ended September 30, 2014, the Company recorded share based payment expense of $1,870,972 (September 30, 2013: $2,261,143) relating to stock options vested to employees and consultants in the period.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

(2) During the nine months ended September 30, 2014, 235,892 stock options were exercised (September 30, 2013: 117,883), with a weighted average market share price at the time of exercise of C$8.98 per share (September 30, 2013: C$10.84).

The following table summarizes the Company’s stock options outstanding and exercisable as at September 30, 2014:

		Number	Number	Weighted average
	Exercise	outstanding at	exercisable at	remaining
	price ($C/	September 30	September 30	contractual life
	option)	2014	2014	(years)
(1)	5.35	500,000	166,667	4.04
	5.86	858,800	658,800	3.71
	6.32	82,526	82,526	0.21
	6.95	185,000	185,000	0.90
	7.42	219,600	219,600	0.49
	8.90	35,000	35,000	4.92
	9.15	603,855	603,855	2.84
(1)	9.61	100,000	66,667	3.42
	9.92	564,285	564,285	1.23
	10.04	340,000	92,500	4.75
	10.44	640,000	640,000	1.92
	11.89	15,000	15,000	1.24
	12.19	300,000	200,000	3.01

		4,444,066	3,529,900	2.74

(1)	Inducement options issued outside the Company's Plan as an incentive to attract senior officers for employment.

(c)           Restricted and performance share units

At the AGSM of the Shareholders held on June 24, 2014, the Shareholders approved a new share unit plan (the “Share Unit Plan”) for the benefit of the Company’s employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).  The maximum number of common shares that may be issuable under the Share Unit Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and Deferred Share Unit Plan – see Notes 8 (b) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  RSUs and PSUs granted under the Share Unit Plan have a term of 5 years, unless otherwise specified by the Board.

During the period ended September 30, 2014, 55,278 RSUs (September 30, 2013 – nil) were granted under the Company’s Share Unit Plan, vesting 1/3 upon grant, 1/3 in 12 months, and 1/3 in 24 months, and with a grant date fair value of C$10.04 (September 30, 2013 - $nil) per RSU. The fair value of the RSUs was determined using the fair market value of the common shares on the date of grant, resulting in a share-based payment expense in the period ended September 30, 2014 of $236,627 (September 30, 2013 - $nil).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

As at September 30, 2014, there are 55,278 RSUs issued and outstanding under the Share Unit Plan, 18,426 of which have vested and are convertible into common shares of the Company.

 (d)           Deferred share units

At the AGSM of the Shareholders held on June 24, 2014, the Shareholders approved a new Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”).  Directors may also elect to receive a portion of their annual retainer and meeting fees in the form of DSUs.  DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant.  The maximum number of common shares that may be issuable under the DSU Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and the Share Unit Plan – see Notes 8 (b) and 8(c), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.

During the period ended September 30, 2014, 91,838 DSUs (September 30, 2013 - $nil) were granted under the Company’s DSU plan, with a weighted average grant date fair value of C$10 per DSU.  The fair value of the DSUs was determined using the fair market value of the common shares on the date of grant, resulting in a share-based payment expense in the period ended September 30, 2014 of $860,450 (September 30, 2013 - $nil).  The DSUs granted in the period are to be share settled and vest immediately, but under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible Director’s termination date.

As at September 30, 2014, there are 91,838 DSUs issued and outstanding under the DSU Plan.

As at September 30, 2014, there are 1,511,556 share based awards available for grant under the combined share compensation arrangements (the Plan, the Share Unit Plan and the DSU Plan).

9.              CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, share option reserve, accumulated other comprehensive income and deficit), net of cash.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

Capital as defined above is summarized in the following table:

	September 30,	December 31,
	2014	2013
Equity	$173,490,620	$101,383,160
Cash	(88,131,958)	(25,050,948)
	$85,358,662	$76,332,212

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at September 30, 2014, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($89.6 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures (see Note 14), as it is unlikely that the Company will generate sufficient operating cash flows to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

10.            FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)            Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)        Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

(ii)       Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)      Mexican value added tax
As at September 30, 2014, the Company had a receivable of $1,202,705 from the Mexican government for value added tax (Note 3).  Included in this balance is $747,384 older than one year, however, $514,386 of that amount has been recovered subsequent to September 30, 2014. Management expects the balance to be recovered before the end of the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and accounts receivable, as follows:

	September 30,	December 31
	2014	2013
Cash	$88,131,958	$25,050,948
Accounts receivable (see Note 3)	1,250,744	982,673
	$89,382,702	$26,033,621

(b)            Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)            Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso and Canadian dollar, relative to the US$.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at September 30, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

	Mexican peso	Canadian dollar

Cash	$59,559	$10,024,015
Accounts receivable	1,202,725	48,019
Prepaid	8,859	214,324
Marketable securities	-	330,355
Loans receivable	-	411,032
Option to acquire mineral interest	-	3,330,933
Accounts payable	(99,917)	(173,749)
Net asset exposure (US$ equivalent)	$1,171,225	$14,184,929

Mexican Peso (“P$”) relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will slightly decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets in P$. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at September 30, 2014 is P$15,798,777 (September 30, 2013: P$8,722,994 Mexican pesos).  A 10% appreciation in the peso against the US$ would result in gain at September 30, 2014 of $117,122 (September 30, 2013: $66,360), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

With the change functional currency of the parent company MAG to US$ on July 1, 2014 (see Note 2(k)), the Company is now exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will slightly increase the Company’s overhead costs as reported in US$.  Alternatively, a depreciation in the C$ relative to the US$ will slightly decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that the MAG, the parent entity, holds net monetary assets in C$.  The carrying amount of the Company’s net Canadian denominated monetary assets at September 30, 2014 is C$15,886,359 (September 30, 2013: $28,619,410).  A 10% appreciation in the C$ against the US$ would result in gain at September 30, 2014 of $1,418,493, while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

 (d)           Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.            FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities and trade and other payables.  The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  The Company’s financial assets and liabilities are categorized as follows:

	Nine months ended September 30, 2014
	FVTPL	Available for sale	Loans and receivables	Total
Financial assets
Cash	$88,131,958	-	-	$88,131,958
Accounts receivables (Note 3)	-	-	1,250,744	1,250,744
Marketable securities (Note 4)	-	330,355	-	330,355
Option to acquire mineral interest (Note 7(d))	3,764,127	-	-	3,764,127
Financial liabilities
Trade and other payables	-	-	370,876	370,876
	$91,896,085	$330,355	$1,621,620	$93,848,060

	Year ended December 31, 2013
	FVTPL	Available for sale	Loans and receivables	Total
Financial assets
Cash	$25,050,948	-	-	$25,050,948
Accounts receivables (Note 3)	-	-	982,673	982,673
Marketable securities (Note 4)	-	486,700	-	486,700
Option to acquire mineral interest	1,065,075	-	-	1,065,075
Financial liabilities
Trade and other payables	-	-	830,989	830,989
	$26,116,023	$486,700	$1,813,662	$28,416,385

At September 30, 2014, the Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Level 1	Level 2	Level 3	Total
Cash	$88,131,958	-	-	$88,131,958
Marketable securities (Note 4)(1)	330,355	-	-	330,355
Option to acquire mineral interest (Note 7(d))	-	-	3,764,127	3,764,127
	$88,462,313	$-	$3,764,127	$92,226,440

(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2014 or at year ended December 31, 2013.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Up until June 24, 2014, these companies had a common director (Dr. Peter Megaw, who did not stand for re-election at the AGSM) with the Company.  Dr. Megaw has since been appointed Chief Exploration Officer of the Company.  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement:

For the three months ended September 30,			2014	2013
	Cascabel & IMDEX	IMDEX related to Dr. Megaw
			Total	Total

General consulting, travel and administration fees	$63,348	$46,154	$109,502	$49,835
Exploration management, field costs and cost reimbursements (at cost + 10%) - MAG properties (1)	187,982	81,010	268,992	532,318
	$251,330	$127,164	$378,494	$582,153

For the nine months ended September 30,			2014	2013
	Cascabel & IMDEX	IMDEX related to Dr. Megaw
			Total	Total

General consulting, travel and administration fees	$153,696	$151,193	$304,889	$221,610
Exploration management, field costs and cost reimbursements (at cost + 10%) - MAG properties (1)	698,881	137,497	836,378	1,638,903
	$852,576	$288,691	$1,141,267	$1,860,513

(1) Does not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at September 30, 2014 is $110,644 related to these services (September 30, 2013: $387,229).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty on the Don Fippi mining concessions located in the Batopilas, and a 2.5% NSR royalty on the Guigui mining concessions, both to Cascabel.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company, to which it accrued or paid consulting fees of C$137,058 and C$411,174 in the three and nine months ended September 30, 2014 respectively (September 30, 2013: Nil and Nil, respectively). Included in trade and other payables at September 30, 2014 is C$47,970 related to these services (September 30, 2013: Nil).  The consulting contract expires on December 31, 2014.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2014 (%)	2013 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2014	2013	2014	2013
Salaries and other short term employee benefits	$426,988	$296,080	$1,208,495	$748,116
Share based payments (Note 8(b), (c ), and (d))	1,488,411	453,229	2,313,871	1,857,930
	$1,915,399	$749,309	$3,522,366	$2,606,046

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 (expressed in US dollars unless otherwise stated)

14.            COMMITMENTS

As at September 30, 2014, the Company’s minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)

2014	38,100	10,000	-	48,100
2015	152,399	288,580	-	440,979
2016	156,302	223,225	-	379,527
2017	160,180	-	1,104,063	1,264,243
2018	164,064	-	-	164,064
	$671,045	$521,805	$1,104,063	$2,296,913

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, a 2.5% NSR royalty on the interest in the Guigui mining concessions, and a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in Batopilas (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

15.            SUBSEQUENT EVENTS

Subsequent to September 30, 2014, the Company issued 22,745 common shares pursuant to the exercise of stock options with an exercise price of C$6.32 for proceeds of C$143,748.